Filed by Mylan Laboratories Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: King Pharmaceuticals, Inc.
Commission File No.: 0-24425

     This filing relates to a planned acquisition (the “Acquisition”) by Mylan Laboratories Inc. (“Mylan”) of King Pharmaceuticals, Inc. (“King”), pursuant to the terms of an Agreement and Plan of Merger, dated as of July 26, 2004 (the “Merger Agreement”), by and among Mylan, Summit Merger Corporation (a wholly-owned subsidiary of Mylan) and King. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K, filed by Mylan on July 26, 2004 and is incorporated by reference into this filing.

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Mylan Acquisition of King Pharmaceuticals — July 26, 2004 Conference Call — Webcast

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Forward Looking Statements:

     This communication contains statements that constitute “forward-looking statements”, including with regard to the expected future business and financial performance of Mylan resulting from and following the acquisition and the impact of the acquisition on employees and shareholders. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Because such statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: factors relating to satisfaction of the conditions to the acquisition, including requisite shareholder and regulatory approvals; challenges and costs relating to integration of the two businesses; the inability to achieve anticipated synergies; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the impact and effects of legal or regulatory proceedings, actions or changes; general market perception of the transaction; the effects of vigorous competition on commercial acceptance of Mylan’s and King’s products and their pricing; the potential costs and product introduction delays that may result from use of legal, regulatory and legislative strategies by Mylan’s or King’s competitors; uncertainties regarding patent, intellectual and other proprietary property protections; exposure to lawsuits and contingencies associated with both Mylan and King’s businesses; the ability to attract and retain key personnel; other uncertainties and matters beyond the control of management of both Mylan and King; and the other risks detailed in the periodic filings filed by Mylan and by King with the Securities and Exchange Commission. Neither Mylan nor King undertakes any obligation to update these statements for revisions or changes after the date of this release.

Additional Information About the Acquisition and Where to Find It:

     In connection with the proposed transaction, Mylan and King will file relevant materials with the SEC, including one or more registration statement(s) that contain a prospectus and a joint proxy statement. Investors and security holders of Mylan and King are urged to carefully read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because these documents will contain important information about Mylan, King, the transaction and related matters.

     Investors and security holders may obtain these documents (and any other documents filed by Mylan or King with the SEC) free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Mylan may be obtained free of charge by directing such request to: Mylan Laboratories Inc., Attention: Investor Relations, 1500 Corporate Drive, Canonsburg, PA 15317, or from Mylan’s website at www.mylan.com. The documents filed with the SEC by King may be obtained free of charge by directing such request to: King Pharmaceuticals Inc., Attn: Corporate Affairs, 501 Fifth Street, Bristol, TN 37620. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

     Mylan, King and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Mylan and King in favor of the acquisition. Information about the executive officers and directors of Mylan and their ownership of Mylan common stock is set forth in the proxy statement for Mylan’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2004, and in press releases and Forms 3 and 4 for executive officers who have since joined Mylan. Information about the executive officers and directors of King and their ownership of King common stock is set forth in the proxy statement for King’s 2003 Annual Meeting of Shareholders, which was filed with the SEC on September 19, 2003, and in press releases, Forms 3 and 4 and Current Reports on Form 8-K for directors and executive officers who have since joined, or departed from, King. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mylan, King and their respective executive officers and directors in the acquisition by reading the joint proxy statement/prospectus regarding the acquisition when it becomes available.

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Mylan Laboratories Inc. Acquisition of King Pharmaceuticals, Inc. Creating the Leading Diversified Specialty Pharmaceutical Company July 2004

Forward Looking Statements This presentation will include statements that constitute "forward-looking statements", including with regard to the expected future business and financial performance of Mylan resulting from and following the acquisition and the impact of the acquisition on employees and shareholders. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Because such statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: factors relating to satisfaction of the conditions to the acquisition, including requisite shareholder and regulatory approvals; challenges and costs relating to integration of the two businesses; the inability to achieve anticipated synergies; the potential costs and product introduction delays that may result from use of legal, regulatory and legislative strategies by Mylan's or King's competitors; uncertainties regarding patent, intellectual and other proprietary property protections; exposure to lawsuits and contingencies associated with both Mylan and King's businesses; and the other risks detailed in the periodic filings filed by Mylan and by King with the Securities and Exchange Commission. Neither Mylan nor King undertakes any obligation to update these statements for revisions or changes after the date of this release.

Mylan acquires King for approximately $4.0 bn in common stock Each share of King converted into 0.9 Mylan shares Total transaction value of approximately $4.2 bn, including $164 mm in net debt Attractive financial metrics 14.1x last twelve months (LTM) net income (1) 2.8x LTM revenue (1) Accretive on an LTM cash EPS basis (1) Review of Transaction (1) King's LTM net income excludes special itmes.

Acquisition of an Established Branded Platform $1.5 bn diverse portfolio of branded products (1) Successful business development strategy Four major products, each exceeding $100 mm in sales (1) Altace Thrombin Strategic focus on cardiovascular with lead product, Altace ACE inhibitor $446 mm of revenue (1) Differentiated in terms of CV event risk reduction 1,200 person sales force Mylan will leverage King's sales force for the expected launch of nebivolol (1) Revenue as per last twelve months ending March 31, 2004. Skelaxin Sonata

Robust Portfolio of Acquired Products Thrombin Skelaxin Altace Sonata Total LTM Sales: $1,474 mm Pie Label #1 566 Thrombin 148 Sonata 89 Skelaxin 225 Altace 446 Four Major Franchises Have Sales Exceeding $100 mm (1) Assuming pediatric extension, exclusivity extends to April 2009. (2) LTM revenue, including Elan revenue. King reported revenue was $89 mm and $225 mm for Sonata and Skelaxin, respectively. (3) Method of use patent.

Profile of the Combined Company The leading generic and branded specialty pharmaceutical company Complementary strengths and expertise Powerful growth drivers Strong financial profile Robust platform to launch the next stage of our long- term growth strategies

LTM Revenues (1) (2) Global Sales Force Size (2) Mylan 200 Andrx 240 Warner Chilcott 410 Shire 767 Watson 768 Biovail 1000 Valeant 1200 King 1200 Sepracor 1250 Allergan 1300 Mylan PF 1400 Forest 2865 LTM Operating CF (1) (2) Teva 647 Mylan PF 644 Forest 628 King 418 Shire 404 Allergan 365 Biovail 242 Mylan 226 Watson 205 Barr 204 Warner Chilcott 192 Valeant 129 Teva 3571 Mylan PF 2848 Forest 2680 Allergan 1837 Watson 1530 IVAX 1528 King 1474 Mylan 1375 Barr 1307 Shire 1259 Biovail 819 Valeant 685 I. The Leading Generic and Branded Specialty Pharmaceutical Company (1) U.S. dollars in millions. Last twelve months (LTM) as of March 31, 2004. Operating CF = Reported Cash from Operating Activities. (2) Source: Company filings and press releases.

I. The Leading Generic and Branded Specialty Pharmaceutical Company Combined Product Portfolio of $2.9 bn (1) Generic 1096 Other Branded and Branded Generics 581 Meridian Medical 132 Altace 446 Skelaxin 258 Thrombin 148 Levoxyl 130 Sonata 116 Altace $446 Sonata(2) $116 Thrombin $148 Skelaxin(2) $258 Levoxyl $130 Generics $1,096 Meridian Medical $133 Other Branded and Branded Generics $581 (1) U.S. dollars in millions. Based on the last twelve months ended March 31, 2004. (2) LTM revenue, including Elan revenue. King reported revenue was $89 mm and $225 mm for Sonata and Skelaxin, respectively.

II. Complementary Strengths and Expertise Manufacturing excellence Innovative formulation development Nebivolol opportunity Depth of legal expertise Premier customer service Strong PCP sales force Business development strength Diverse product portfolio Four key products, each with >$100 mm of sales ~ $3 bn of revenues Diversified platform Enhanced brand opportunity Strong sustained growth Approximately $1 bn of EBITDA King Mylan Mylan Pro Forma

Altace Script Trends Strong Nebivolol Likely Next Large Growth Engine Next generation beta-blocker Patent until 2020 Rights in U.S. and Canada Marketed in over 45 countries excluding U.S. and Canada Highly cardio-selective that also increases nitric oxide in-vitro Well tolerated as seen in hypertension clinical studies NDA accepted for filing by FDA June 29, 2004 Cardiovascular franchise provides platform for launch of nebivolol Weekly TRXs NRX 3/7/2003 229698 73838 3/14/2003 220297 72397 3/21/2003 215766 70554 3/28/2003 213305 69004 4/4/2003 227234 71664 4/11/2003 220830 69970 4/18/2003 219307 68685 4/25/2003 214935 67869 5/2/2003 228322 71268 5/9/2003 226715 71630 5/16/2003 221653 71250 5/23/2003 223896 72038 5/30/2003 210587 64886 6/6/2003 241365 76991 6/13/2003 224062 71222 6/20/2003 222652 70130 6/27/2003 221438 69657 7/4/2003 221101 66404 7/11/2003 238616 73922 7/18/2003 224912 70518 7/25/2003 220656 68958 8/1/2003 228122 69927 8/8/2003 232650 71355 8/15/2003 221908 67384 8/22/2003 221918 67729 8/29/2003 229861 70120 9/5/2003 227941 66774 9/12/2003 229539 71290 9/19/2003 227188 70431 9/26/2003 225106 69981 10/3/2003 243456 75694 10/10/2003 237473 73707 10/17/2003 231635 72796 10/24/2003 232168 75727 10/31/2003 234657 76054 11/7/2003 255607 82923 11/14/2003 239492 77917 11/21/2003 238680 76766 11/28/2003 214799 64135 12/5/2003 265500 80764 12/12/2003 243816 75543 12/19/2003 248136 76886 12/26/2003 211348 61648 1/2/2004 245553 69299 1/9/2004 257008 81031 1/16/2004 247549 79030 1/23/2004 241343 77902 1/30/2004 237229 76834 2/6/2004 258760 82634 2/13/2004 249183 80420 2/20/2004 240280 77416 2/27/2004 241176 77877 3/5/2004 262357 82583 3/12/2004 246314 78469 3/19/2004 243669 76747 3/26/2004 238813 75926 4/2/2004 253451 78247 4/9/2004 249307 4/16/2004 240217 4/23/2004 240844 4/30/2004 243855 5/7/2004 259987 5/14/2004 242417 5/21/2004 240163 5/28/2004 247352 6/4/2004 243961 6/11/2004 247807 6/18/2004 244598 6/25/2004 239612 7/2/2004 259371 7/9/2004 234204 III. Powerful Growth Drivers

"Ability to Grow" Potential 1st to File - $9 bn of Brand Sales A leading generics manufacturer Steady internal growth engine Unique science-based platform focused on difficult formulations Manufacturing excellence Approx. 10.8 bn doses shipped in fiscal 2004 Strong platform for growth R&D and legal expertise Modern facilities with a proven track record Excellent people Generics business driven by continuous flow of internally originated opportunities III. Powerful Growth Drivers 44 applications at FDA on $31 bn of brand sales

Key Pro Forma Financial Metrics (1) Strong Pro Forma Balance Sheet Will Drive Growth (3) Revenue: $2,848 mm EBITDA: $1,021 mm Operating Cash Flow: $644 mm Implied market value(2): $9.0 bn Cash: $818 mm Debt: $352 mm Debt/EBITDA: 0.3x EBITDA/ Int. Exp.: 75.8x Debt/Total Cap.: 6.0% IV. Strong Financial Profile (1) Based on last twelve months data as of March 31, 2004. (2) Based on Mylan market value plus offer value for King, both as of July 23, 2004. (3) Balance sheet data as of March 31, 2004. Cash net of transaction expenses.

V. Robust Platform to Launch the Next Stage of Our Long-Term Growth Strategies Sales and marketing Manufacturing R&D Implement the optimal financial and regulatory control structure Retain and reward top talent Growth Strategies of the Business Going Forward Integrate Accelerate Growth Nebivolol launch Lifecycle management of the combined portfolio Product in-licensing Enhance R&D investments Acquisitions

We Have a Highly Experienced Senior Management Team Name Title

Transaction Summary Stock-for-stock exchange - tax-free transaction Implied market value of $9.0 bn (1) 0.9 Mylan shares for each King share On closing, all King shareholders become holders of Mylan shares Eligible for Mylan dividend payment Share ownership (fully-diluted) Mylan 56% King 44% Annual synergies of over $100 mm expected by the second full year Expected closing: Q4 calendar 2004 (1) Based on Mylan market value plus offer value for King, both as of July 23, 2004.

Pro Forma Financial Data Note: Financials exclude special items. Pro forma numbers do not include any synergies or acquisition adjustments

Financial Reporting Impact Upon closing, Mylan will use Cash EPS Excludes amortization of specifically identified intangibles On a Cash EPS basis, the transaction would have been $0.19 /15% accretive on a last twelve month ending March 31, 2004 pro forma basis (1) In addition, as required, Mylan will continue to report GAAP EPS GAAP financials will be reported after purchase price allocations have been finalized (1) King's LTM EPS excludes special items.

Conclusion Creates the leading generic and branded specialty pharmaceutical company with a stable business platform and exciting growth opportunities The ideal combination of products, assets, expertise and talent Will result in a balance sheet with an investment grade profile Advances Mylan's long-term growth strategy Mylan's acquisition of King:

Additional Information About the Acquisition and Where to Find It Mylan and King will file relevant materials with the SEC, including one or more registration statement(s) that contain a prospectus and a joint proxy statement. Investors and security holders of Mylan and King are urged to carefully read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because these documents will contain important information about Mylan, King, the transaction and related matters. Investors and security holders may obtain these documents (and any other documents filed by Mylan or King with the SEC) free of charge at the SEC's website at www.sec.gov. In addition, the documents filed with the SEC by Mylan may be obtained free of charge by directing such request to: Mylan Laboratories Inc., Attention: Investor Relations, 1500 Corporate Drive, Canonsburg, PA 15317, or from Mylan's website at www.mylan.com. The documents filed with the SEC by King may be obtained free of charge by directing such request to: King Pharmaceuticals Inc., Attn: Corporate Affairs, 501 Fifth Street, Bristol, TN 37620. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction. Mylan, King and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Mylan and King in favor of the acquisition. Information about the executive officers and directors of Mylan and their ownership of Mylan common stock will be included in the joint proxy statement.